Exhibit 8.1

Subsidiaries of HBNB

Legal Name	Country of Incorporation
HGHC 1 Corp.	Cayman Islands
HGHC 2 Corp.	Cayman Islands
JVSPAC Acquisition Corp.	The British Virgin Islands
Hotel101 Global Pte. Ltd.	Singapore
Hotel101 Japan One Pte. Ltd.	Singapore
Hotel101 Japan Two Pte. Ltd.	Singapore
Hotel101 Marketing Pte. Ltd.	Singapore
Hotel101 Marketing HK Limited	Hong Kong
Hotel101 Marketing Japan GK	Japan
H101 Marketing Mexico, S.A. de C.V.	Mexico
Hotel101 EU SARL	Luxembourg
Hotel101 Madrid, S.L.U.	Spain
Hotel101 Spain Management, S.L.U.	Spain
Hotel101 LA Holdings LLC	USA
Hotel101 Los Angeles LLC	USA
Hotel101 Japan Management Kabushiki Kaisha	Japan
Tokutei Mokuteki Kaisha Hotel101 Niseko	Japan
Hotel101 (Cambodia) Co., Ltd.	Cambodia
Hotel101 Australia Pty. Ltd.	Australia
Hotel101 Melbourne Development Pty. Ltd.	Australia
Hotel101 Melbourne Pty. Ltd.	Australia
Horizon Hospitality HBNB Company	Saudi Arabia